SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated September 3, 2020

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

Stock Exchange Release: Notification under Chapter 9, Section 10 of the Finnish Securities Market Act holdings of Solidium Oy in Nokia Corporation exceeded 5%

STOCK EXCHANGE RELEASE	1 (2)

September 3, 2020

Nokia Corporation
Stock Exchange Release
September 3, 2020 at 21.30 (CET +1)

Notification under Chapter 9, Section 10 of the Finnish Securities Market Act: holdings of Solidium Oy in Nokia Corporation exceeded 5%

According to a notification received under Chapter 9, Section 5 of the Finnish Securities Market Act (FSMA) by Nokia Corporation, the holdings of Solidium Oy in Nokia have on September 3, 2020 exceeded 5% of the total number of shares and voting rights of Nokia.

According to the notification received by Nokia, the holdings of Solidium Oy in Nokia on September 3, 2020, amounted to a total of 283,000,000 shares, corresponding to approximately 5.01% of the total number of shares and voting rights of Nokia. The share stock of Nokia consists of 5,653,886,159 shares, each entitling to one vote.

The ownership position of Solidium Oy according to the notification:

	% of shares and voting rights (Total of A)	% of shares and voting rights through financial instruments (Total of B)	Total % of shares and voting rights (A+B)
Proportion after reaching or exceeding the flagging threshold	5.01% of shares and votes	N/A	5.01% of shares and votes
Position at previous notification	N/A	N/A	N/A

Details of the ownership position on the date on which the threshold was reached or exceeded:

A: Shares and voting rights

	Number of shares and voting rights		% of shares and voting rights
Share class/type (ISIN)	Direct (FSMA 9:5)	Indirect (FSMA 9:6 and 9:7)	Direct (FSMA 9:5)	Indirect (FSMA 9:6 and 9:7)
NOKIA (FI0009000681)	283,000,000 shares and votes	N/A	5.01% of shares and votes	N/A
Nokia ADR (US6549022043)	N/A	N/A	N/A	N/A
Total of A	283,000,000 shares and votes		5.01% of shares and votes

Media Inquiries:
Nokia Communications
Tel. +358 10 448 4900
Email: press.services@nokia.com
Katja Antila, Head of Media Relations

Investor Inquiries:

Nokia Investor Relations

Tel. +358 40 803 4080

Email: investor.relations@nokia.com

About Nokia
We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.4 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,300 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 3, 2020	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate